

Vanessa Otero · 3rd

Patent Attorney at Neugeboren O'Dowd PC and Founder of Ad Fontes Media

Westminster, Colorado · 500+ connections · Contact info

ad fontes Media

University of Denver College of Law

Featured


ad fontes media
The Media Bias Chart
Version 5.0
Type Key
Political Bias
LEFT
RIGHT

Media Bias Chart

Ad Fontes Media

Version 4.0 This is the most recent version of the chart, updated August 2018. See this post...


Most Extreme Left
Hyper-Partisan Left
Skews Left
Neutral
(minimal OR balanced bias)
Skews Right
Hyper-Partisan Right
Overall Quality
MediaBiasChart.com
Political Bias
Left
Right
Copyright © 2018 Ad Fontes Media, Inc.
Methodology, licenses and usage info available at mediabiaschart.com
Created by Vanessa Otero
twitter: @vlotero

Media-Bias-Chart_4.0.jpg

Experience



Founder/CEO
ad fontes Media
Feb 2018 – Present · 2 yrs 7 mos
Westminster, CO



Associate Attorney
Neugeboren O'Dowd
Mar 2014 – Present · 6 yrs 6 mos

We provide established and emerging companies with legal strategy and litigation to protect their intellectual capital



Territory Sales Representative
Meda Pharma
Feb 2010 – Jan 2014 · 4 yrs

I promote specialty pharmaceutical products for the treatment of allergies to physicians in Northern Colorado.

Independent Regional Advisor
Nouveau Riche
Nov 2006 – Dec 2010 · 4 yrs 2 mos

I help people invest in real estate and achieve their financial goals.

Respiratory Sales Specialist
Adams Repiratory Therapeutics
Jun 2006 – Oct 2007 · 1 yr 5 mos

Sold specialty pharmaceutical products to ENT's and primary care physicians within the Greater Los Angeles territory.

Show 1 more experience ⌄

Education



University of Denver - Sturm College of Law
J.D., 3.35 GPA
2010 – 2013
Activities and Societies: Colorado IP Richard Linn American Inn of Court, Student Member 2012-2013 Vice President, DU Intellectual Property Law Society, 2012-2013 AIPLA Giles Rich Moot Court Competition, Regional participant Spring 2013 Semi-finalist, Hoffman Cup, DU Law's premier moot court competition, Fall 2011 Student Trial Lawyers Association, Director of Judging, 2011-2012

Coursework includes Patent Law, Patent Litigation, and Civil Litigation Practicum
Scholastic Achievement Award, Advanced Trial Practice

 **University of California, Los Angeles**

BA, English

1999 – 2003

Activities and Societies: Resident Assistant, Office of Residential Life 2001-2003

Completed pre-med coursework, including Biology, Chemistry, and Physics

 **Francis W. Parker School**

Show 1 more education ⌄

Licenses & Certifications

Patent Attorney

USPTO

Issued Jun 2014 · No Expiration Date

Credential ID 72,657

See credential



